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                                                                       EXHIBIT 3

                                                             NEWS RELEASE




FOR RELEASE 4/3/98 at 4:00 PM (EST)
-----------------------------------
Contact:  Robert M. Johnston, Vice President, or
          Kenneth W. Kramer, Vice President, Development & Operations, or Gary S. Borman, Vice President/Corporate Controller
          Matthews Studio Group
          (818) 525-5200

                     MATTHEWS ANNOUNCES ITS ACQUISITION OF
                            FOUR STAR HOLDING, INC.,
                 AND EXPANDS ITS CREDIT FACILITY TO $80 MILLION


     BURBANK, CA (April 3, 1998) . . . Matthews Studio Equipment Group (NASDAQ NM:MATT), a Burbank-based single source supplier of lighting and grip equipment, video and film cameras, and related supplies to the live entertainment, motion picture production, corporate and commercial photography industries, today announced the consummation of its acquisition of privately-held Four Star Holding, Inc., and its wholly-owned subsidiary Four Star Stage Lighting, Inc. (collectively "Four Star"), of New York, New York. The acquisition expands Matthews' rental operations in New York and adjacent markets, provides strategic access to New York theatrical and other East coast theatrical rental markets, and complements Matthews' theatrical equipment rental and related equipment and expendable sales operations currently based in Hollywood, California.
Concurrent with this transaction, Matthews expanded its credit facility from $50 million to $80 million.
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     This transaction, which is structured as a stock purchase, is valued at approximately $29 million, payable in cash and assumption of certain long-term liabilities. Four Star's Darren DeVerna will be appointed President of Four
Star Stage Lighting, Inc., with headquarters to remain in New York.   The
balance of the Four Star management team will also remain in place.

   According to Mr. Carlos D. DeMattos, Chief Executive Officer and Chairman of Matthews, "Four Star, the largest supplier of lighting equipment to Broadway productions and related road shows, will enhance Matthews' expansion on the East coast. Our goal is to have Four Star continue to provide quality service and equipment to (i) Broadway stages, (ii) the add-on road shows (or tours) that often take a Broadway show to other major cities, and (iii) the production companies that produce these shows. Further, Four Star's expertise in equipment rental to theatrical markets outside of its current expertise of Broadway productions and follow-on road shows will enhance Matthews' current network of equipment rental operations. The addition of Four Star's theatrical rental business to Matthews will also complement our current theatrical equipment rental business and our equipment and expendable sales business based in Los Angeles, and the additional technical expertise and marketing knowledge currently within Four Star should provide benefit to the entire Matthews group. In addition, the expanded credit facility with The Chase Manhattan Bank will better position the Company to (i) attain its goals and objectives, (ii) continue its strategic expansion and diversification strategy, and (iii) provide flexibility in funding growing working capital requirements, purchasing new equipment and paying-off other debt."

     Mr. DeMattos added, "This transaction is Matthews' largest and most significant acquisition. It provides diversification and expansion in the strategically important New York market and offers additional growth opportunities for other Matthews product lines, including grip and lighting equipment rentals and sales, video and film camera rentals, and expendable sales."

     Matthews Studio Equipment Group rents, sells, designs and manufactures grip and lighting support equipment, video and film cameras, and related supplies for the film, television, corporate, commercial photography and theatrical production industries worldwide.

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